March 22, 2011

Ms. Cicely LaMothe — Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Behringer Harvard Opportunity REIT I, Inc. (the “Company”)
Form 10-K for the year ended 12/31/2009
Filed on 3/19/2010
Proxy Statement on Schedule 14A
Filed on 8/4/2010
File No. 000-51961

Dear Ms. LaMothe:

We are writing to provide further information that addresses the comments you raised in your letter dated February 28, 2011.  For your convenience, we have reproduced your comments below, along with our responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Share Redemption Program, page 59

1.                                       We note your response to comment five of our letter dated December 30, 2010.  We are unable to agree that disclosure of redemption requests submitted and unfulfilled for 2009, 2010 and going forward would not be meaningful.  Please revise to provide the disclosure requested in our initial comment five.  To the extent that you believe such disclosure may not fully represent the demand for redemption of your shares, please explain in your disclosure.

Response:  Thank you for the opportunity to further explain our position regarding disclosing redemption requests received and unfulfilled after suspension of our share redemption program and for accepting our initial response to comment 5, as filed on January 31, 2011, as indicated in your phone conversation with our counsel on March 17, 2011.

Liquidity and Capital Resources, page 63

2.                                       We note your response to comment seven of our letter dated December 30, 2010.  Please confirm that you will include in future filings the information in your response.

Response:  We confirm that in future filings we will provide disclosure similar to that provided in our response to comment seven of the Staff’s letter dated December 30, 2010.

Compensation Discussion and Analysis, page 95

3.                                       We note your response to comment eight of our letter dated December 30, 2010.  Please confirm that you will revise your disclosure in future filings to state, if true, that you do not reimburse your advisor or its affiliates for any of the costs of salaries and benefits of your executive officers and describe those persons for whom the company reimburses the costs of salaries and benefits.

Response:  Reimbursement to our advisor or its affiliates for the costs of salaries and benefits of its employees relate to compensation paid to our advisor’s employees that provide services to us such as accounting, administrative or legal, for which our advisor or its affiliates are not entitled to compensation in the form of a separate fee.  We confirm that we will revise our disclosure in future filings to include the above information and to state that we do not reimburse our advisor or its affiliates for any of the costs of salaries and benefits of our executive officers.

If you need any additional information, or if we can be of any further assistance, please do not hesitate to contact the undersigned by telephone or fax at 469.341.2882 (direct dial) or 214.655.1610 (fax).

Sincerely,

/s/ Kymberlyn Janney

Kymberlyn Janney
Chief Financial Officer